UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

The following is the text of an announcement released to the London Stock
Exchange by Royal Dutch Shell plc on April 15, 2014

NOTICE OF 2014 ANNUAL GENERAL MEETING

Royal Dutch Shell plc (the "Company") announces that its 2014 Annual General
Meeting will be held at the Circustheater, Circusstraat 4, The Hague, The
Netherlands at 10:00  (Dutch time) on Tuesday May 20, 2014.  The Notice of
Annual General Meeting  (the "Notice") can be viewed and downloaded from
www.shell.com/agm.

The  AGM will be webcast on the day so shareholders unable to attend in person can still follow proceedings.  Details of the webcast arrangements can be found in the Notice of Annual General Meeting.

SHAREHOLDER PRESENTATION, LONDON

A presentation has been arranged for shareholders at 11:00 (UK time) on Thursday
May 22, 2014 (two days after the 2014 AGM) at The Mermaid Conference & Events
Centre, Puddle Dock, Blackfriars, London, UK.  The Chairman, the Chief Executive
Officer and the Chief Financial Officer will be present, along with the Company
Secretary and the Chairman of Shell UK Limited.
This presentation is not part of the 2014 AGM.  Further details can be found in the Notice of Annual General Meeting.

NATIONAL STORAGE MECHANISM

In accordance with the Listing Rules, a copy of each of the documents below have been  submitted to the National Storage Mechanism and will be available for inspection at: www.Hemscott.com/nsm.do
Annual Report and Form 20-F for the year ended December 31, 2013
Strategic Report for the year ended December 31, 2013
Notice of 2014 Annual General Meeting
Notice of Availability of Shareholder Documents
Proxy Form relating to the 2014 Annual General Meeting

The Annual Report and Form 20-F for the year ended December 31, 2013, and the
Strategic Report for the year ended December 31, 2013, can also be viewed and downloaded from the Company’s website: www.shell.com/annualreport.  Printed copies of the Notice and associated documents have been despatched to shareholders.

April 15, 2014

Mark Edwards
Deputy Company Secretary

ENQUIRIES
MEDIA
International: +44 (0) 207 934 5550
USA: +1 713 241 4544

INVESTOR RELATIONS
International: + 31 (0) 70 377 4540
North America: +1 713 241 1042

..............................................................................

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-177588 and 333-177588-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715, 333-141397, 333-171206 and 333-192821).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: April 15, 2014	By:	/s/ M Edwards
	Name:	M Edwards
	Title:	Deputy Company Secretary